UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K    [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q    [_] Form N-SAR

For Period Ended:        December 31, 2013

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Locker Group Incorporated

Full Name of Registrant:

Former Name if Applicable

2701 Regent Boulevard, Suite 200

Address of Principal Executive Office (Street and Number)

DFW Airport, Texas 75261

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

American Locker Group Incorporated (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2013 within the prescribed time period because the Company has not yet resolved accounting issues related to the valuation of its inventory as of December 31, 2013. The Company is currently evaluating and consulting with its independent registered public accounting firm regarding these issues. Accordingly, the Company cannot complete and file its annual report on Form 10-K by the due date but expects to do so within the prescribed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Stephen Slay	(817)	329-1600
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).      [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward Looking Statements: This Notification of Late Filing on Form 12b-25 contains various “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve certain known and unknown risks and uncertainties. When used in this report , the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects,” “will” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain such words. Such statements are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in any forward-looking statement made by or on the Company’s behalf. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will in fact prove to be accurate.

The Company presently estimates that it will report consolidated net sales of approximately $14.6 million for the year ended December 31, 2013 as compared to $13.7 million for the year ended December 31, 2012. This increase is expected to be attributable to increases in sales across all product lines, most notably increased sales of mailbox and contract manufacturing services.

Gross margin for 2013 is anticipated to be approximately 21% of net sales, compared to 28.6% of net sales for 2012. The expected decrease in gross margin is a result of changes in the revenue mix toward lower-margin product lines and higher than anticipated costs in contract manufacturing services and locker concession operations. The Company anticipates incurring a pre-tax operating loss of approximately $2.1 million in 2013 as compared to a pre-tax operating loss of $483,145 in 2012. This projected loss is the result of the anticipated decreased gross margins as well as increased operating expenses associated with, among other things, the settlement of certain litigation and customer disputes in 2013.

American Locker Group Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2014	By:	/s/ Anthony Johnston Anthony Johnston Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)